LWAY:US
Lifeway Foods Inc
Lifeway Foods Reports Record 1st Quarter 2007 Results
•   Sales Up 50%
•   Gross Profit Rises 32%; Operating Income Rises 28%
•   Total EPS Rises 40% to $.07 per share, up from $.05 per share in 2006
MORTON GROVE, Ill., May 14 /PRNewswire-FirstCall/ — Lifeway Foods, Inc., (Nasdaq: LWAY), makers of a nutritious, probiotic dairy beverage called kefir, announced today for the first quarter ended March 31, 2007, total consolidated sales increased 50% to approximately $9,022,000 from $6,003,000 during the same period a year ago. This increase in sales was driven by another strong sales increase of Lifeway’s kefir line of 28% and the remainder coming from the sales of the Helios kefir line and Pride of Main Street’s milk line.
First quarter 2007 gross profit increased 32% to $3,572,419 from $2,697,380 during the same period a year ago. Gross margins were 40% in the first quarter 2007. First quarter operating income increased 28% to $1,801,490 from $1,406,372 during the same period a year ago. Operating margins were 20% in the first quarter 2007. Net income rose 27% to $1,135,331 in the first quarter 2007, from $894,663 during the same period a year ago. Earnings per share increased to $.07 per share for the first quarter 2007, up 60% from $.05 per share for the same three-month period in 2006.
Edward Smolyansky, CFO commented, “We are extremely proud of our first quarter 2007 results, one of the strongest quarters we have ever had from top to bottom. This was the first full quarter where we have been producing as much as 30% of the recently acquired Helios Kefir line in our main production facility in Morton Grove, Illinois, and I think we are starting to see the real fruits of that acquisition. Even though we experienced many higher input costs including gas for transportation and the cost of milk, our largest raw material, which was approximately 10 percent higher in the first quarter 2007 compared to the same period in 2006, we were able to offset some of these costs by further maximizing the synergies from our acquisition. In addition, many of the one-time expenses related to that acquisition were not present in the first quarter 2007, when compared to the previous two quarters. Operating expenses as a percentage of sales decreased to 20% in the first quarter 2007, from 21% in the same period a year ago.”
Smolyansky added, “Even though the cost trend for conventional milk is increasing, the cost trend for organic milk is flat and supply even seems to be outpacing demand, so as more and more of our revenues come from organic kefir, which includes the recently acquired Helios brand, we hope the increased cost in conventional milk will have less of an impact going forward.”

About Lifeway Foods
Lifeway, recently named Fortune Small Business’ 94th Fastest Growing Small Business, and one of only 20 companies to ever be named to the list three straight years in a row, is America’s leading supplier of the cultured dairy product known as kefir, and now America’s largest supplier of Organic Kefir. Lifeway Kefir is a dairy beverage that contains Lifeway’s exclusive 10 Live and Active probiotic cultures. While most regular yogurt only contains two or three of these “friendly” cultures, Lifeway kefir products offer more nutritional benefits. Lifeway offers 12 different flavors of its Kefir beverage, Organic Kefir and SoyTreat (a soy based kefir). Lifeway recently introduced a series of innovative new products such as pomegranate kefir, Greek-style kefir, a children’s line of organic kefir products called ProBugs™ in a patented no-spill pouch in kid-friendly flavors like Orange Creamy Crawler and Sublime Slime Lime, and a line of organic whole milk kefir. Lifeway also produces a line of products marketed in US Hispanic communities, called La Fruta, Drinkable Yogurt (yogurt drinks distinct from kefir). In addition to its line of Kefir products, the company produces a variety of cheese products and recently introduced a line of organic pudding called It’s Pudding!.
Live conference calls will now be on an an nual basis to discuss fiscal full year results. For more information, contact Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net and visit http://www.lifeway.net.
This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company’s reports filed with the Securities and Exchange Commission.

	(Unaudited)
	{Three Months Ended		Year Ended
	March 31,		December 31,
	2007	2006	2006
Sales	$9,022,244	$6,003,023	$27,720,713
Cost of goods sold	5,449,825	3,305,643	17,081,992
Gross profit	3,572,419	2,697,380	10,638,721
Selling Expenses	770,081	582,943	3,065,254
General and Administrative	1,000,848	708,065	3,343,341
Total Operating Expenses	1,770,929	1,291,008	6,408,595
Income from operations	1,801,490	1,406,372	4,230,126
Other income (expense):
Interest and dividend income	65,799	86,235	388,339
Rental Income	8,600		11,401
Interest expense	(109,529)	(50,226)	(345,525)
Gain (loss) on sale of marketable securities, net	14,137	(36,878)	355,767
Gain on marketable securities classified as trading	608	512	791
Total other income (Expense)	(20,385)	(357)	410,773
Income before provision for income taxes	1,781,105	1,406,015	4,640,899
Provision for income taxes	645,774	511,352	1,745,075
Net income	$1,135,331	$894,663	$2,895,824
Basic and diluted earnings per common share	0.07	0.05	0.17
Weighted average number of shares outstanding	16,895,351	16,792,378	16,829,601
SOURCE Lifeway Foods, Inc.
CONTACT: Lifeway Foods, Inc., +1-847-967-1010, info@lifeway.net